SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 2, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on June 2, 2016.

Buenos Aires, June 2nd, 2016

To: Comisión Nacional de Valores (Argentine Securities Exchange Commission)

REF: Postponement of Payment of Dividend Opportunity

Dear Sirs:

We hereby inform the Shareholders that, pursuant to the resolution adopted by the General and Special Shareholders' Meeting held on April 26th, 2016, the Central Bank of the Republic of Argentina authorization informed us on May 27th, 2016 and the resolution adopted by the Board of Directors of Banco Macro S.A. (the “Bank”) at the meeting held on May 30th, 2016 in connection with the payment of dividend.

We hereby communicate that the Board of Directors of the Bank has been informed of a bill drafted by the National Executive Branch, which was filled before National Congress on May 31st, 2016 that among other aspects modifies the applicable income tax regime in respect to payment of dividend, that could have an impact on the net amount to be received by shareholders form payment of dividend.

Based on the above, and in order to evaluate the projected modifications and the evolution of the Parliament labor, the Board of Directors of the Bank has resolved to postpone for sixty (60) calendar days the dividend payment, which was duly determined for June 15, 2016, therefore the Bank will inform a new record date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 2, 2016

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance and Investor Relations Manager